 **convesio**
BETA Version

Dashboard   Account ⌄   **New Site**

Search sites by domain name...   🔍

Welcome, Demo!

Name	Created On	Environment	DB Type	Backups	SSL	
5ad7d2e2-d18b-4307-bf7e-b421c10b136f.s2.conves.io	Tue, Feb 26, 2019, 9:15 am	PHP 5.6 / WP 5.1	Shared	↺	⛉	✎ Manage
e13fe666-4e1f-42fd-badd-88ddfef73978.s1.conves.io	Thu, Feb 14, 2019, 9:24 am	PHP 7.2 / WP 5.0.3	Shared	↺	⛉	✎ Manage
b3ae6208-2a8b-4885-a25a-a124b342fc7f.s1.conves.io	Wed, Feb 6, 2019, 6:23 am	PHP 7.2 / WP 5.0.3	Shared	↺	⛉	✎ Manage
b0c4679d-5551-4184-9ad6-7a13033da6df.s1.conves.io	Thu, Jan 17, 2019, 12:32 am	PHP 7.2 / WP 5.0.3	Shared	↺	⛉	✎ Manage
demo2.convesiostaging.com	Thu, Jan 17, 2019, 12:01 am	PHP 7.2 / WP 5.0.3	Shared	↺	⛉	✎ Manage
demo.wpfstaging2.com	Sat, Dec 15, 2018, 3:26 pm	PHP 7.2 / WP 5.0.1	Shared	↺	⛉	✎ Manage
5504fc38-291e-4bbf-bf53-4fb3eef85b46.s1.conves.io	Sat, Dec 1, 2018, 12:36 pm	PHP 7.2 / WP 4.9.8	Shared	↺	⛉	✎ Manage
c9626cb7-528e-4ed5-9b9b-70dcaad4f4c4.s1.conves.io	Fri, Oct 26, 2018, 4:49 pm	PHP 7.2 / WP 4.9.8	Shared	↺	⛉	✎ Manage

Showing 1 to 8 out of 8 sites



Need help migrating a site?

Let our team of WordPress experts help migrate your site. The migration of a typical site is usually completed in 48 hours or less.



Access Support and Help Docs.

Need help or support? Check out our documentation and tutorial videos. We are standing by to help, if you need further assistance.

Welcome to Convesio!
How may I help you today?

